MUTUAL SEPARATION AGREEMENT AND RELEASE

MUTUAL SEPARATION AGREEMENT AND RELEASE (this "Agreement"), dated February  22, 2011, between Zarlink Semiconductor Inc., a Canadian corporation (the "Company") and Mr. Kirk Mandy ("Employee").

References in this Agreement to “You” and “Your” will be deemed to be references to Employee.

WHEREAS, Employee is the President and Chief Executive Officer of the Company;

WHEREAS, the parties have reached agreement on the terms and conditions pursuant to which Employee’s employment relationship with the Company will end leading to the orderly succession of the Company’s next President and Chief Executive Officer.

NOW, THEREFORE, in consideration of the premises and the mutual covenants herein contained and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound the parties hereby agree as follows:

1.
Succession.   Between today’s date and 11:59 PM EST on May 23rd, 2011, we have agreed that you will continue to perform your regular duties and responsibilities as President and Chief Executive Officer and a Director of the Company.  Throughout the same period you will continue to hold the same director and officer positions which you hold on today’s date in regards to the Company’s subsidiaries.  When your successor as President and Chief Executive Officer of the Company enters into his Employment Agreement with the Company, which shall be simultaneous with you entering into this Agreement with the Company, the Company will issue a press release as required by law and an announcement advising our employees of the planned succession to the new President and Chief Executive Officer at the above-referenced time, in the form of the press release and internal communication memo which you have already reviewed.  As required by law a copy of this Agreement will be publicly filed by the Company at the appropriate time.  You agree that effective after the above-referenced time you will no longer be a Director or Officerof the Company nor a Director or Officer of any of its subsidiaries and to sign all documents and provide such other further assurances as may be required by the Company to evidence same.

2.
Base Salary and Benefit Plans.   You will continue to be paid your regular Base Salary and to participate in all of the Company benefits plans and programs in which you currently participate up to and including the end of your employment with Zarlink at 11:59 PM EST on May 25th, 2011 (“End Date”), except as expressly provided in this Agreement.  You will be reimbursed for all business-related expenses properly incurred by you up to the End Date in accordance with the Company’s policies.

3.
Vacation.  Your time worked and your accrued vacation up to and including the End Date  will be paid to you in a lump sum minus required tax and other withholdings within thirty (30) days after the End Date.

4.
Supplemental Executive Retirement Plan.  Employee will receive an amount equal to one (1) year’s regular annual contribution to the Company’s Supplemental Executive Retirement Plan (SERP).  This payment will be grossed up and then be paid to you net of tax and other withholdings within thirty (30) days after the End Date.  The accumulated balance in your SERP as of the End Date, less statutory deductions, will be paid to you within thirty (30) days after the End Date.  The EDCPP balance as of the End Date will be transferred to a locked-in plan of Employee’s choice, as soon as you provide the Company with the appropriate signed direction.

5.
Health, Dental and Basic Life Insurance.  Your Health, Dental and Basic Life Insurance Benefits,  with the exception of Business Travel Accident coverage, Sick Leave and Long Term Disability will continue until the first anniversary of the End Date.  Your Business Travel Accident coverage, Sick Leave and Long Term Disability benefits will end on the End Date.  Your Optional Life coverage will end on the End Date. Your current Employee AD&D coverage will continue until the End Date, at which point your AD&D coverage will be set at $250,000.00 and will continue until the first anniversary of the End Date.

6.
Stock Option Vesting.  Provided that you comply with this Agreement, including without limitation the Non-Competition and Non-Solicitation provision at Section 11 hereof,  your stock options in the common stock of the Company which have not yet vested on the End Date will be accelerated and become fully vested on the End Date.  You will have two (2) years from the End Date (or until the natural expiry date of your said stock options, whichever is earlier), to exercise the stock options.  If you do not comply with this Agreement, the vesting and exercise periods will revert to the terms which are set out as of today’s date in your current Employment Agreement.  In all other respects, you agree that your rights respecting these options will be determined in accordance with the terms of the Zarlink 1991 Stock Option Plan.

7.
Medium-Term Cash Incentive Plan.  Provided that you comply with this Agreement, including without limitation the Non-Competition and Non-Solicitation provision at Section 11 hereof, your Medium-Term Cash Incentive Plan (“MTCIP”) Units which have not yet vested on the End Date will be accelerated and become fully vested on the End Date and paid to you within thirty (30) days after the End Date.  In all other respects, your rights respecting these MTCIP units will be determined in accordance with the terms of the Zarlink Medium-Term Cash Incentive Plan. Option Plan.   You agree that if you do not comply with this Agreement, the vesting periods will revert to the terms of the Zarlink Medium-Term Cash Incentive Plan.

8.
Zarlink Bonus Plan.  Your performance against your current objectives under the FY’11 Zarlink Bonus Plan (“ZBP”) will be assessed in good faith by the Company’s Board of Directors based on the ZBP terms and conditions.  Provided that you have have performed your objectives, that the Company’s has achieved its corporate targets in accordance with the terms and conditions of the ZBP, and that you remain an employee of the Company on the date at which the Board of Directors of the Company approves payment of the ZBP bonus, your bonus, or qualifying portion thereof, will be paid to you on the first pay date following approval by the Board of Directors.  The Board has acknowledged to the Company that at the end of the third quarter of its fiscal year 2011 you have met or exceeded your ZBP objectives, and that in paying out the ZBP bonus you will be treated at least as well as the other members of the Company’s Executive Management Team.

9.
Services Agreement.  Simultaneous with the entering into by you and the Company of this Agreement Employee and the Company will enter into a Services Agreement to provide for Employee’s support and assistance to the Company, the Company’s new President and Chief Executive Officer and the Company’s Executive Management Team for a one (1) year period following the End Date.

10.
No Other Payments or Benefits. The terms and conditions of this Agreement and the amounts paid to you hereunder are in lieu of any other payments or benefits which you may otherwise have been entitled to receive in relation to the cessation of your employment with the Company, pursuant to any applicable laws or any Company program, policy, plan, contract or agreement and are inclusive of, and in full satisfaction of, any obligations the Company may have relating to your employment and the cessation of your employment pursuant to the Employment Standards Act, 2000 (Ontario).

11.
Non-Competition and Non-Solicitation.  For a period of eighteen (18) months following the End Date you agree that you will not, without the prior written consent of the Company (which for purposes of this Section 1 includes all subsidiaries of the Company),

(a)
 participate (as an employee or consultant, executive, director or significant investor (greater than twenty percent (20%) in any business operating anywhere in the world that competes directly with the Company’s principal businesses (or that of its successors);

(b)	directly or indirectly solicit any of Company’s customers for business in competition with the Company (or that of its successors); and

(c)
solicit, entice, approach or induce any of the Company’s employees or consultants  to leave their employment or to end their consultancy arrangements with the Company (or that of its successors) or to join another business or organization.

12.
Confidentiality and Non-Disclosure. Employee agrees to continue to comply with his existing obligations with respect to the Company’s proprietary and confidential information and trade secrets following the End Date.  In this regard, you acknowledge and agree that you will not (i) use or disclose any proprietary or confidential information or trade secrets of the Company or the Company’s parent, subsidiary, affiliated, associated or related entities for any purpose, either for your benefit, whether directly or indirectly, or for the benefit of any third party or (ii) disclose any such proprietary or confidential information or trade secrets of the Company or the Company’s subsidiaries after the End Date.

13.
Release and Indemnity.   Simultaneous with the signing of this Agreement Employee agrees to execute the Full and Final Release and Indemnity attached hereto as Schedule “A”, which is incorporated into and forms part of this Agreement.

14.
Non-Disparagement.  Neither Employee, on the one hand, nor the Company, on the other, shall, directly or indirectly, publicly or to any third party, criticize, demean, malign or otherwise comment disparagingly or negatively about the other party, nor shall either party, directly or indirectly, publish or authorize the release of disclosure of any information or statements that would criticize, demean, malign or disparage or otherwise portray the other party, or, as applicable, any partner, shareholder, member, officer, director, manager, employee, or affiliate or subsidiary of the other party, in a bad light.  This provision is not intended to nor shall it be construed as limiting either party's ability to testify truthfully pursuant to lawful subpoena or other court process.

15.
Continued Operation of Terms.  The terms and conditions of this Agreement will be null and void and of no further force and effect in the event that your employment with the Company terminates for any reason prior to the End Date other than termination of your employment by the Company without cause, or your death or critical injury.

16.
Entire Agreement:  This Agreement constitutes the entire agreement between the parties with respect to the subject matter hereof and supersedes all prior communication, contracts or understandings, written or oral, with respect thereto

17.
Governing Laws.  The terms and conditions of this Agreement are governed by and will be construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein, without regard to the principles of conflicts of law, and will in all respects be treated as an Ontario contract.  In the event of any dispute between the parties you agree that all legal proceedings must be brought in the provincial or federal courts in the City of Ottawa in the Province of Ontario, and you hereby submit to personal jurisdiction in such courts in connection with any such dispute.

Please confirm your acceptance of each of the terms and conditions set out above by signing both copies of this Agreement and the Full and Final Release and Indemnity attached hereto as Schedule “A”, and returning a signed copy to me.   Please retain the second signed copy for your records.

Yours very truly,

ZARLINK SEMICONDUCTOR INC.

Per:

/s/ Renato Pontello

Renato Pontello

V.P. Legal, General Counsel & Corporate Secretary

ACCEPTANCE

I have carefully reviewed, fully understand, and having been provided with an opportunity to ask questions of Zarlink Semiconductor Inc. and obtain independent legal advice, voluntarily accept each of the terms and conditions set out above as constituting a binding Mutual Separation Agreement and full and final Release and Indemnity between me and Zarlink Semiconductor Inc.

Date	/s/ Kirk Mandy Kirk K. Mandy

SCHEDULE ‘A’

FULL AND FINAL RELEASE AND INDEMNITY dated the

FULL AND FINAL RELEASE AND INDEMNITY (this "Release and Indemnity”) dated February 22, 2011

WHEREAS:

(a)	the parties have mutually agreed that the employment of KIRK K. MANDY (the “Employee”) with ZARLINK SEMICONDUCTOR INC. (the “Company”) will cease on the End Date;

(b)
the Employee has agreed to accept each of the terms and conditions set out in the Mutual Separation Agreement to which this Full and Final Release and Indemnity is attached (the “Mutual Separation Agreement”) in full settlement of all Claims (as defined below) arising out of or in relation to the Employee’s employment with the Company or the end of his employment;

All capitalized terms which appear but are not defined in this Full and Final Release and Indemnity shall have the meanings ascribed to them in the Mutual Separation Agreement.

NOW THEREFORE THIS RELEASE AND INDEMNITY WITNESSES that, in consideration of the Mutual Separation Agreement and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Employee agrees as follows:

1.	Release and Indemnity

The Employee hereby:

(a)	releases and forever discharges:

(i)	the Company, its directors, officers, trustees, shareholders, employees, contractors and agents;

(ii)	all corporations associated or affiliated with the Company, their directors, officers, trustees, shareholders, employees, contractors and agents; and

(iii)	the respective heirs, executors, administrators, other legal representatives, successors and assigns of the aforesaid corporations, individuals and other entities;

(individually, a “Releasee” and, collectively, the “Releasees”) from any and all actions, causes of action, claims, proceedings, applications, complaints and demands whatsoever, whether known or unknown, that have arisen or that may arise at any time in the future (individually, a “Claim” and, collectively, the “Claims”) and, without limiting the generality of the foregoing, all Claims arising from the employment of the Employee with the Company or the termination of such employment, including all Claims, contractual, statutory or otherwise, under any benefit plan in which the Employee participated or may have been entitled to participate during his employment and all Claims for salary, wages, commissions, incentive compensation, bonuses, stock options, shares or other securities, benefits, overtime pay, vacation pay, holiday pay, any other form of remuneration, benefit or perquisite, termination pay, severance pay, compensation in lieu of notice, damages for wrongful dismissal, any other forms of damage and reinstatement in employment, and including any express or implied right under any contract of employment, the common law, the Human Rights Code (Ontario), Employment Standards Act, 2000 (Ontario), the Labour Relations Act (Ontario) or any other statute or regulation;

(b)
agrees that he is aware of his rights under the Human Rights Code (Ontario), confirms that he is not and does not intend to assert such rights or advance a Claim under the Human Rights Code (Ontario) relating to his employment with the Company or end of such employment, and, in any event, that the amounts paid to the Employee as per the Mutual Separation Agreement fully address, resolve and satisfy any such Claims the Employee may otherwise have advanced, and the Employee hereby releases and forever discharges the Releasees from any such Claims;

(c)
agrees, for the benefit of the Releasees, not to make any Claim or take any proceeding with respect to any matter released and discharged herein that may result in any Claim arising against any Releasee for contribution or indemnity or other relief;

(d)
agrees to indemnify and save harmless the Releasees from and against all Claims asserted against and all losses, damages, fines, penalties, deficiencies, losses, liabilities (whether accrued, actual, contingent, latent or otherwise), costs, fees and expenses (including but not limited to interest, court costs and reasonable fees and expenses of lawyers, accountants and other experts and professionals) (collectively, the “Losses”) incurred by any of the Releasees directly or indirectly arising out of or resulting from any of the Claims described in Sections 1(a) and (b) or any breach of the covenant contained in Section 1(c);

(e)
agrees to indemnify and save harmless the Releasees from and against any and all Claims under the Income Tax Act (Canada), the Income Tax Act (Ontario), the Canada Pension Plan Act, the Employment Insurance Act (Canada), including any regulations made thereunder, and any other statute or regulations, for or in respect of any failure on the part of the Releasees to withhold income tax, Canada Pension Plan premiums, employment insurance premiums or benefit overpayments or any other tax, premium, payment or levy from all or any part of the said consideration and any Losses arising from any such Claims;

(f)	agrees that he will not at any time make or publish any statements or comments that are directly or indirectly disparaging or defamatory of any of the Releasees;

(g)
acknowledges and agrees that the Releasees other than the Company and the Company’s subsidiaries are intended to be third party beneficiaries of this Release and Indemnity and, as such, each of such Releasees are entitled to enjoy the benefits of this Release and Indemnity and have the right to independently enforce the terms of this Release and Indemnity directly against the Employee; and

(h)
to the extent necessary to entitle the Releasees to enjoy the benefits of this Release and Indemnity, appoints the Company as the trustee for such Releasees of the provisions of this Release and Indemnity that are for their benefit.

2.	Independent Legal Advice

The Employee declares that he has been provided with the opportunity to obtain independent legal advice with respect to the Mutual Separation Agreement as well as this Release and Indemnity and fully understands them.  The Employee hereby voluntarily accepts the Mutual Separation Agreement for the purpose of making full and final compromise, adjustment and settlement of all Claims referred to above.

3.	Compliance with the Mutual Separation Agreement

This Release and Indemnity will not apply to any Claims that the Employee may have relating to the failure or the refusal of the Company to comply with the Mutual Separation Agreement and Services Agreement.

4.	No Admission of Liability

The Employee understands and agrees that neither the Mutual Separation Agreement nor anything contained herein nor the payment of the said consideration will be construed as an admission of liability by the Releasees or any of them.

5.	Governing Law

This Release and Indemnity is governed by and will be construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.

6.	Benefit

This Release and Indemnity will enure to the benefit of and be binding upon the Employee and the Releasees and their respective heirs, executors, administrators, other legal representatives, successors and assigns.

7.	Entire Agreement

This Release and Indemnity along with the Mutual Separation Agreement constitute the entire agreement between the Company and the Employee with respect to the subject matter hereof.  The Mutual Separation Agreement are contractual and not a mere recital.

IN WITNESS WHEREOF the Employee has executed this Release and Indemnity at Ottawa, Ontario on February 22, 2011.

SIGNED[, SEALED] AND DELIVERED	)
in the presence of:	)
)
/s/ Adam Chowaniec	)	/s/ Kirk Mandy	[(s)]
Witness	)	KIRK K. MANDY

[THE APPOINTMENT of the undersigned as trustee for

the purposes referred to in Section 1(i) of the Release and

Indemnity set out above is accepted.

ZARLINK SEMICONDUCTOR INC.
By:	/s/ Renato Pontello
Authorized Signatory